UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

LaBarge, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
5024709C
(CUSIP Number)

See "Introduction"
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 5024709C

1.	Names of Reporting Persons.	Donald H. Nonnenkamp
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of	5. Sole Voting Power	91,339
Shares Bene-
ficially by	6. Shared Voting Power	-0-
Owned by Each
Reporting	7. Sole Dispositive Power	87,826
Person With:
	8. Shared Dispositive Power	835,259

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	923,085

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	6.1%

12.	Type of Reporting Person (See Instructions)

IN

Introduction.

In the Schedule 13G filed with the Securities and Exchange Commission on August 25, 2003, Donald H. Nonnenkamp incorrectly reported that he had shared voting power with respect to all shares held in the LaBarge, Inc. 401(k) Plan. On February 26, 2003, the plan was amended to provide for pass-through voting by plan participants.

Item 1.
(a)   Name of Issuer
             LaBarge, Inc. (the "Company")
(b)   Address of Issuer's Principal Executive Offices
             9900A Clayton Road, St. Louis, Missouri 63124

Item 2.
(a)   Name of Person Filing

            Donald H. Nonnenkamp

(b)   Address of Principal Business Office or, if none, Residence

            9900A Clayton Road, St. Louis, Missouri 63124

(c)   Citizenship

            United States of America

(d)   Title of Class of Securities
            Common Stock , $0.01 par value

(e)   CUSIP Number
            5024709C

Item 3.

Not Applicable.

Item 4. Ownership

(a)   Amount beneficially owned:
            923,085 (1)

(b)   Percent of class:
6.1%

(c)   Number of shares as to which the person has:
            (i)   Sole power to vote or to direct the vote: 91,339
            (ii)   Shared power to vote or to direct the vote: -0-
            (iii)   Sole power to dispose or to direct the disposition of: 87,826
            (iv)   Shared power to dispose or to direct the disposition of: 835,259
     (1) Includes 3,513 shares held in Mr. Nonnenkamp's match account of the Company's 401(k) plan for which Mr. Nonnenkamp has sole voting and shared dispositive power, and 831,746 shares held in employer match accounts (in addition to shares held in his match account) of the Company's 401(k) plan for which Mr. Nonnenkamp serves as one of two administrators and as to which he has shared dispositive power and no voting power. In addition, includes options exercisable within 60 days for 86,826 shares of Common Stock under the Company's stock option plans, as to which, if exercised, Mr. Nonnenkamp will have sole voting and sole dispositive power, and 1,000 shares owned in Mr. Nonnenkamp's individual capacity as to which he has sole voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2003
/s/Donald H. Nonnenkamp
Donald H. Nonnenkamp